The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated December 4, 2012
Pricing Supplement to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011 and the Product Supplement dated June 23, 2011
US$    ●
Senior Medium-Term Notes, Series B
Buffered Bullish Enhanced Return Notes due June 18, 2015
Linked to a Basket of Exchange Traded Funds

•
The notes are designed for investors who seek a one-for-one return based on the appreciation in the value of an equally weighted basket (the “Basket”) consisting of the shares of the SPDR® Gold Trust and the shares of the iShares® Silver Trust (each a “Basket Component”).  Investors should be willing to accept a payment at maturity that is capped at the Maximum Redemption Amount (as defined below), be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the level of the Basket decreases by more than 15% from its level on the Pricing Date.

•	An investor in the notes may lose up to 85% of their principal amount at maturity.

•
The maximum return at maturity will be equal to the Cap of [23.50%-26.50%] (to be determined on the Pricing Date).  Accordingly, the Maximum Redemption Amount will be [$1,235-$1,265] for each $1,000 in principal amount (a [23.50%-26.50%] return).

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on December 13, 2012 and the notes are expected to settle on or about December 18, 2012.

•	The notes are scheduled to mature on June 18, 2015.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366RKH7.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interests)” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 of this pricing supplement, “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and “Risk Factors” section beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$0	US$1,000

Total	US$ ●	US$0	US$ ●

(1) The price to the public specified above is expected to include the profit that we would recognize earned by hedging our exposure under the notes.

BMO CAPITAL MARKETS

KEY TERMS OF THE NOTES:

Basket:
The notes are linked to the value of an equally weighted basket consisting of the shares of the SPDR® Gold Trust and the shares of the iShares® Silver Trust. The Basket Components, their respective Weighting Percentages and their Initial Basket Component Prices are indicated in the table below.

	Basket Components	Bloomberg Ticker	Weighting Percentage	Initial Basket Component Price

	SPDR® Gold Trust	GLD	50.00%	$[●]

	iShares® Silver Trust	SLV	50.00%	$[●]

Payment at Maturity:
If the Percentage Change is greater than or equal to the Cap, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount.

If the Percentage Change is positive but is less than the Cap, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount × Percentage Change)

If the Percentage Change is between 0% and -15% inclusive, then the amount that the investors will receive at maturity will equal the principal amount of the notes.

If the Percentage Change is less than -15%, then the payment at maturity will equal:

Principal Amount + [Principal Amount × (Percentage Change + Buffer Percentage)]

Cap:	[23.50%-26.50%], to be determined on the Pricing Date.

Maximum Redemption Amount:	The payment at maturity will not exceed the Maximum Redemption Amount of [$1,235-$1,265] per $1,000 in principal amount of the notes (to be determined on the Pricing Date).

Initial Level:	100

Final Level:	Initial Level x (1 + Percentage Change)

Buffer Level:	85

Initial Basket Component Price:	The closing price of each Basket Component on the Pricing Date. The Initial Basket Component Price of each Basket Component is subject to adjustment as described in the product supplement.

Final Basket Component Price:	The closing price of each Basket Component on the Valuation Date. The Final Basket Component Price of each Basket Component is subject to adjustment as described in the product supplement.

Buffer Percentage:
15%.  Accordingly, you will receive the principal amount of your notes at maturity only if the level of the Basket does not decrease by more than 15%.  If the Final Level is less than the Buffer Level, you will receive less than the principal amount of your notes at maturity, and you could lose up to 85% of the principal amount of your notes.

Percentage Change:	The Percentage Change will equal the sum of the Weighted Percentage Change for each Basket Component.

Weighted Percentage Change:	For each Basket Component, a percentage determined as follows:

Pricing Date:	On or about December 13, 2012

Settlement Date:	On or about December 18, 2012, as determined on the Pricing Date.

Valuation Date:	On or about June 15, 2015, as determined on the Pricing Date.

Maturity Date:	On or about June 18, 2015, as determined on the Pricing Date.

Automatic Redemption:	Not applicable.

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

The Pricing Date and the Settlement Date are subject to change.  The actual Pricing Date, Settlement Date, Valuation Date, Maturity Date and Cap for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated June 23, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated June 23, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911002118/f622112424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or the Basket Components.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•
Your investment in the notes may result in a loss. — You may lose some or substantially all of your investment in the notes. The minimum percentage of your principal that you are entitled to receive under the terms of the notes is only 15%. The payment at maturity will be based on the Final Level, and whether the Final Level of the Basket on the Valuation Date has declined from the Initial Level to a level that is less than the Buffer Level. Accordingly, you could lose up to 85% of the principal amount of your notes.

•
Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the level of the Basket. — You will not receive a payment at maturity with a value greater than the Maximum Redemption Amount. This will be the case even if the Percentage Change exceeds the Cap.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Basket Components or the precious metals included in the Basket Components on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the level of the Basket and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket or the Basket Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
The inclusion of hedging profits in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMOCM or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price is expected to include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

•
Owning the notes is not the same as owning the Basket Components or a security directly linked to the performance of the Basket Components. — The return on your notes will not reflect the return you would realize if you actually owned the Basket Components or a security directly linked to the performance of the Basket Components and held that investment for a similar period.  Your notes may trade quite differently from the Basket Components.  Changes in the prices of the Basket Components may not result in comparable changes in the market value of your notes.  Even if the price of the Basket Components increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the Basket Components increases. In addition, any dividends or other distributions paid on the Basket Components will not be reflected in the amount payable on the notes.

•
Any increase in the price of one of the Basket Components may be offset by decreases in the price of the other Basket Components. —  The price of one of the Basket Component may increase while the price of the other Basket Component decreases.  Therefore, in determining the value of the Basket at any time, increases in the price of one Basket Component may be moderated, or wholly offset, by decreases in the price of the other Basket Component.

•
You will not have any rights of a holder of the assets held by a Basket Component and will have no right to receive any assets of a Basket Component. — Investing in the notes will not make you a holder of shares of any Basket Component, or any assets held by any Basket Component. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, any right to receive gold or silver, or any other rights with respect to the Basket Components or such other assets.

•
An investment in the notes is subject to risks associated with gold and silver. — The assets of each Basket Component consist primarily of gold or silver bullion. You should be aware that investments in securities linked to gold and silver involve particular risks. The gold and silver markets are generally subject to temporary distortions or other disruptions due to various factors, including a lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

The price of gold or silver used to determine the value of the gold or silver held by the applicable Basket Component is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits that would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Gold and silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of gold and silver are generally quoted), interest rates and gold and silver borrowing and lending rates.  Gold prices may also be affected by lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold.  Gold and silver prices may also be affected by industry factors such as industrial and jewelry demand, and changes in demand relating to trading activities.

•
Investing in the notes is not the same as investing directly in gold or silver. — The performance of the Basket Components may not fully replicate the performance of the price of gold or silver, as applicable, due to the fees and expenses charged by the sponsors of the trusts, liabilities of the trusts, restrictions on access to gold or silver, or other circumstances. The trusts do not generate any income and as the trusts regularly sells their assets to pay for their ongoing expenses and liabilities, the amount of gold or silver represented by each share of the applicable trust has gradually declined over time. Each trust sells its assets to pay expenses and liabilities on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of gold or silver, as applicable. The SPDR® Gold Trust currently has an expense ratio of approximately 0.40% per year, and the iShares® Silver Trust currently has an expense ratio of approximately 0.50% per year. The sale of the trust’s assets to pay expenses at a time of low gold or silver prices could adversely affect the value of the applicable trust. Additionally, there is a risk that part or all of the trusts’ assets could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or other events.

•
Changes in the methodology used to calculate the gold or silver spot price or changes in laws or regulations which affect the price of gold or silver may affect the value of notes. —Members of the London Bullion Market Association (the “LBMA”) set the fixings of gold (the “gold spot price”) used to determine the value of gold held by the SPDR® Gold Trust and the fixings of silver (the “silver spot price”) used to determine the value of silver held by the iShares® Silver Trust, and may adjust the determination of the gold and/or silver spot price in a way that adversely affects the value of the notes. In setting the gold and silver spot price, the LBMA has no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the gold or silver spot price. Any change of this kind could cause a decrease in the gold or silver spot price, which would adversely affect the value of the notes.

In addition, the price of gold or silver could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies, courts or other official bodies. Any event of this kind could adversely affect the gold or silver spot price and, as a result, could adversely affect the value of the notes.

•
Adjustments to the applicable Basket Component could adversely affect the notes. — The Bank of New York Mellon, as the trustee of the Basket Components (the “Trustee”), is responsible for calculating and maintaining the Basket Components. The outstanding shares of the Basket Components may be redeemed and new shares of the Basket Components may be issued. The Trustee may make other methodological changes that could change the share prices of the Basket Components at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of notes.

•
We have no affiliation with the Trustee or the custodians and will not be responsible for any actions taken by the Trustee or the custodians or any of their public disclosure of information. — The Trustee is responsible for the day-to-day administration of the Basket Components. HSBC Bank USA, N.A., as custodian of the SPDR® Gold Trust, and JPMorgan Chase Bank N.A., London branch, as custodian of the iShares® Silver Trust (the “Custodians”) are responsible for safekeeping the gold or silver owned by the applicable Basket Component. We and our affiliates are not affiliated with the Trustee or the Custodians in any way and have no ability to control or predict any of their actions, including any errors in or discontinuance of disclosure regarding the applicable Basket Component or their methods or policies relating to the applicable Basket Component. Neither the Trustee nor any of the Custodians is involved in any offering of the notes in any way or has any obligation to consider your interests as an owner or holder of the notes in taking any actions relating to the applicable Basket Component that might affect the value of the notes. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the Trustee or the Custodians or the applicable Basket Component contained in any public disclosure of information. You, as an investor in the notes, should make your own investigation into the Basket Components.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•
Hedging and trading activities.  — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling securities included in the Basket Components, or futures or options relating to the Basket Components, or other derivative instruments with returns linked or related to changes in the performance of the Basket Components.  We or our affiliates may also engage in trading relating to the Basket Components from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the prices of the Basket Components and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on the Initial Level of 100, a Buffer Percentage of 15% (the Buffer Level is 85), a hypothetical Cap of 25.00%, the midpoint of the Cap range of 23.50% to 26.50% (a percentage change in the level of the Basket of 25.00% results in a maximum return on the notes of 25.00%), and a hypothetical Maximum Redemption Amount of $1,250.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Percentage Change	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
0.00	-100.00%	$150.00	-85.00%
50.00	-50.00%	$650.00	-35.00%
65.00	-35.00%	$800.00	-20.00%
75.00	-25.00%	$900.00	-10.00%
85.00	-15.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
100.00	0.00%	$1,000.00	0.00%
110.00	10.00%	$1,100.00	10.00%
120.00	20.00%	$1,200.00	20.00%
125.00	25.00%	$1,250.00	25.00%
130.00	30.00%	$1,250.00	25.00%
140.00	40.00%	$1,250.00	25.00%
150.00	50.00%	$1,250.00	25.00%
160.00	60.00%	$1,250.00	25.00%
170.00	70.00%	$1,250.00	25.00%
200.00	100.00%	$1,250.00	25.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Basket decreases from the Initial Level of 100.00 to a Final Level of 50.00, representing a Percentage Change of -50%.  Because the Percentage Change is negative and the Final Level of 50.00 is less than the Initial Level by more than the Buffer Percentage of 15%, the investor receives a payment at maturity of $650 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (-50% + 15%)] = $650

Example 2: The level of the Basket decreases from the Initial Level of 100.00 to a Final Level of 85.00, representing a Percentage Change of -15%.  Although the Percentage Change is negative, because the Final Level of 85.00 is less than the Initial Level by not more than the Buffer Percentage of 15%, the investor receives a payment at maturity of 1,000 per $1,000 in principal amount of the notes.

Example 3: The level of the Basket increases from the Initial Level of 100.00 to a Final Level of 120.00, representing a Percentage Change of 20%.  Because the Final Level of 120.00 is greater than the Initial Level and the Percentage Change of 20% does not exceed the Cap, the investor receives a payment at maturity of $1,200 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + ($1,000 x 20%) = $1,200

Example 4: The level of the Basket increases from the Initial Level of 100.00 to a Final Level of 170.00, representing a Percentage Change of 70%.  Because the Final Level of 170.00 is greater than the Initial Level and the Percentage Change of 70% exceeds the Cap, the investor receives a payment at maturity of $1,250 per $1,000 in principal amount of the notes, the Maximum Redemption Amount.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

The Internal Revenue Service has issued notices and the Treasury Department has issued proposed regulations affecting the legislation enacted on March 18, 2010 and discussed in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations—Legislation Affecting Taxation of Notes Held By or Through Foreign Entities.”  Pursuant to the Internal Revenue Service notices, withholding requirements with respect to the notes will generally begin no earlier than January 1, 2014. Pursuant to the proposed regulations, if finalized in their current form, the withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2013.  Holders are urged to consult their own tax advisors regarding the implications of this legislation and subsequent guidance on their investment in the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at the purchase price set forth on the cover page of this pricing supplement, and will not receive a commission in connection with such sales.  BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the Basket or as to the suitability of an investment in the notes..

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM, or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

The Basket Components

We have derived the following information from publicly available documents published by the SPDR® Gold Trust or the iShares® Silver Trust, and we have not independently verified this information. We are not affiliated with the Basket Components and the Basket Components will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the Basket Components. Neither we nor BMOCM participated in the preparation of the publicly available documents described below. Neither we nor BMOCM has made any due diligence inquiry with respect to the Basket Components in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the Basket Components have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Basket Components could affect the value of the Basket Components on the Valuation Date and therefore could affect the Payment at Maturity.

SPDR® Gold Trust

The SPDR® Gold Trust is an investment trust that issues SPDR® Gold Shares, or “shares”, which represent units of fractional undivided beneficial interest in and ownership of the SPDR® Gold Trust.  The SPDR® Gold Trust was formed on November 12, 2004 under New York law under a trust indenture.  World Gold Trust Services, LLC is the sponsor.  BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee and HSBC Bank USA, N.A. is the custodian.

The SPDR® Gold Trust holds gold bars and from time to time issues one or more blocks of 100,000 shares, or “baskets,” in exchange for deposits of gold and distributes gold in connection with redemptions of baskets.  The investment objective of the SPDR® Gold Trust is for its shares to reflect the performance of the price of gold bullion, before the expenses of its operations.  The expenses of the SPDR® Gold Trust are accrued daily and reflected in its net asset value.  The SPDR® Gold Trust currently is accruing ordinary operating expenses at an annual rate of 0.40%. World Gold Trust Services, LLC as the sponsor and State Street Global Markets, LLC as the marketing agent have agreed to reduce the fees payable to them from the assets of the SPDR® Gold Trust to the extent required so that the estimated ordinary expenses of the SPDR® Gold Trust do not exceed an amount equal to 0.40% per annum of the daily net asset value during the period ending seven years from the date of the Trust Indenture, November 12, 2004, or upon the earlier termination of the marketing agent agreement.

The SPDR® Gold Trust’s gold is valued on the basis of each business day’s announced gold spot price, the price of an ounce of gold set by five market making members of the LBMA at approximately 3:00 P.M., London time on each business day.  The net asset value of the SPDR® Gold Trust is equal to the value of gold owned by the SPDR® Gold Trust and other assets, minus all accrued expenses and liabilities.

Information provided to or filed with the SEC by the SPDR® Gold Trust under the Securities Exchange Act of 1934 can be located at the SEC’s facilities or through the SEC’s website at www.sec.gov by reference to SEC CIK number 1222333. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The shares of the SPDR® Gold Trust trade on the NYSE Arca under the symbol “GLD.”

iShares® Silver Trust

The iShares® Silver Trust is a grantor trust that issues shares of the trust, called “iShares®”, representing fractional undivided beneficial interest in its net assets. The iShares® Silver Trust was formed on April 21, 2006. iShares® Delaware Trust Sponsor LLC is the sponsor of the iShares® Silver Trust, and BlackRock Asset Management International Inc. was the previous sponsor. The Bank of New York Mellon, is the trustee and JPMorgan Chase Bank N.A., London branch is the custodian of the iShares® Silver Trust.

The iShares® Silver Trust primarily holds silver and from time to time issues one or more blocks of 50,000 shares, or “baskets,” in exchange for deposits of silver and distributes silver in connection with redemptions of baskets. The investment objective of the iShares® Silver Trust is for its shares to reflect the price of silver owned by the trust less the expenses and liabilities of the trust. The only ordinary recurring expenses of the iShares® Silver Trust is the sponsor’s fee, which is accrued daily and paid monthly in arrears at an annualized rate equal to 0.50% of the adjusted net asset value of the iShares® Silver Trust.

The iShares® Silver Trust’s silver is valued on the basis of each business day’s announced silver spot price, the price for an ounce of silver set by three market making members of the LBMA at approximately 12:00 noon, London time on each business day. The net asset value of the iShares® Silver Trust is equal to the value of silver owned by the trust and other assets, minus all accrued expenses and liabilities.

Information provided to or filed with the SEC by the iShares® Silver Trust under the Securities Exchange Act of 1934 can be located at the SEC’s facilities or through the SEC’s website at www.sec.gov by reference to SEC CIK number 1330568. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The shares of the iShares® Silver Trust trade on the NYSE Arca under the symbol “SLV.”

Historical Performance of the Basket Components

The following tables set forth the quarter-end high and low closing prices for the Basket Components from the first quarter of 2008 through December 3, 2012.

The historical prices of the Basket Components are provided for informational purposes only.  You should not take the historical prices of any Basket Component as an indication of its future performance, which may be better or worse than the prices set forth below.

Closing Prices of the SPDR® Gold Trust

		High ($)	Low ($)

2008	First Quarter	99.22	84.77
	Second Quarter	93.26	83.97
	Third Quarter	96.22	73.13
	Fourth Quarter	89.90	70.00

2009	First Quarter	97.81	79.79
	Second Quarter	96.36	85.22
	Third Quarter	99.91	89.27
	Fourth Quarter	119.18	97.89

2010	First Quarter	112.85	104.04
	Second Quarter	122.83	110.26
	Third Quarter	127.95	113.51
	Fourth Quarter	139.17	128.46

2011	First Quarter	140.34	127.94
	Second Quarter	152.36	139.20
	Third Quarter	184.59	144.94
	Fourth Quarter	174.98	150.34

2012	First Quarter	173.49	155.92
	Second Quarter	162.94	149.46
	Third Quarter	172.36	152.15
	Fourth Quarter (through December 3, 2012)	173.61	162.60

Closing Prices of the iShares® Silver Trust

		High ($)	Low ($)

2008	First Quarter	20.64	15.04
	Second Quarter	18.17	16.00
	Third Quarter	18.94	10.29
	Fourth Quarter	12.38	8.88

2009	First Quarter	14.34	10.43
	Second Quarter	15.75	11.67
	Third Quarter	17.14	12.50
	Fourth Quarter	18.89	15.82

2010	First Quarter	18.44	14.75
	Second Quarter	19.12	17.08
	Third Quarter	21.40	17.16
	Fourth Quarter	30.18	21.51

2011	First Quarter	36.79	26.23
	Second Quarter	47.23	32.63
	Third Quarter	42.63	28.85
	Fourth Quarter	34.29	26.25

2012	First Quarter	35.83	27.91
	Second Quarter	32.05	25.63
	Third Quarter	33.70	26.06
	Fourth Quarter (through December 3, 2012)	33.93	29.95